Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following are an Integration Update from Rick Clemmer distributed on April 21, 2015, video transcripts for brief video introductions of the CEO’s direct reports after completion of the merger, Q&A’s used by NXP Semiconductors N.V., and the organization chart after completion of the merger.

UPDATE ON PROPOSED MERGER:

Milestones and NXP CEO Direct Reports after Closing

Tuesday, April 21st 2015

TO:	NXP Employees (resp. FSL Employees)
FR:	Rick Clemmer, President & CEO
NXP Semiconductors

It has been about seven weeks since we announced plans to merge NXP and Freescale and create the industry’s fourth largest company. A lot has happened since then and we are making good progress on the planning to merge the two companies. I am pleased to let you know that we are working through the regulatory process, and have taken a big step with the preliminary filing of the Form F-4 with the U.S. Securities and Exchange Commission (SEC).

We have established an Integration Steering Committee (SteerCo) comprised of myself, Peter Kelly, Ruediger Stroh and Kurt Sievers from NXP and Gregg Lowe and Dan Durn from Freescale. This team will set integration objectives, make key strategic decisions, appoint key integration leaders and approve major integration investments for Day 1 of the proposed merger. Current expectation is that the combination of the two companies will be completed in the second half of this year. We will continue to keep you informed as we have news and post updates when available on our INTEGRATION HUB.

Please remember that, until the proposed merger closes, we will continue to operate as two separate companies.

We have also established an Integration Management Office (IMO) under the leadership of Henri Ardevol with Maarten Dirkzwager from NXP, and Karen Rapp from Freescale to support the merger. They will develop the integration plan and oversee its execution through various work streams to prepare everything for “Day 1”, the first day we officially become one company.

In addition to the above achievements, I have decided on who is going to report to me in what role in the combined entity:

•	Chief Financial Officer	Peter Kelly

•	Security & Connectivity Business Unit	Rudy Stroh

•	Automotive Business Unit	Kurt Sievers

•	Digital Networking Business Unit	Tom Deitrich

•	Standard Products Business Unit	Frans Scheper

•	RF Power Business Unit	Paul Hart

•	Chief Sales & Marketing Officer	Steve Owen

•	Head of Technology & Operations	David Reed

•	Chief Human Resource Officer	Dennis Shuler

•	General Counsel	Guido Dierick

Click here to view their brief video introduction.

Please click here to see the organization chart after closing.

The Members of my staff will be based in different locations around the world reflecting the global nature of our business. My direct reports will officially assemble when the proposed merger is completed. Until then, the current leaders of each business in NXP and Freescale will continue leading their current teams and closely work together to plan the integration, which will involve a lot of activity and cooperation on both sides.

Next Steps and Upcoming Milestones

The IMO has defined anticipated results for the coming months and I’d like to share those with you:

April 2015

•	Identify integration work streams and assign teams and team leads

•	Understand “as is” structures, processes and systems at NXP and Freescale

•	Draft Day 1 expectations for working as one combined entity

May 2015

•	Begin the design phase of the merger process to prepare for a successful Day 1

•	Begin selecting best business processes and IT systems between NXP and Freescale

Summer 2015

•	Special shareholder meetings for Freescale and NXP; expect final decision from Freescale and NXP shareholders on proposed merger

Second Half of 2015

•	Target closing of proposed merger and begin operating as one company

I would like to thank all of you for your continued focus on meeting and exceeding your business commitments and delighting our customers.

CEO’s direct reports

Videos

Dennis Shuler

Chief Human Resources Officer

Hi, my name is Dennis Shuler and I’m the Chief HR Officer for NXP.

I got two major responsibilities here as I see them. First is to attract, fully develop and retain the world’s best talent. The second is to anticipate and build the required organizational capabilities to sustain the growth path that we have been on in this high-tech fast-growth industry that we compete in.

Now, I have come to NXP with specific experience working elsewhere, in both media entertainment and consumer products. I’m hopeful that my prior merger and acquisitions experience can be brought to bear in a positive manner, as we plan through the Freescale merger integration process.

What separates good companies from great companies is the ability to create a highly aligned, highly committed workforce that’s centered down the same common set of objectives. Whether you work in Austin, whether you work in Hamburg, Eindhoven or Singapore, everybody is kind of tacking to the same point on the horizon.

The Freescale merger represents a once in a lifetime opportunity for us. I’m looking forward to meeting all of you in the future. Thank you very much.

David Reed

Head of Technology & Operations

My name is David Reed and I will lead Technology and Operations.

This role supports our global operations for technology development, supply chain, quality, internal and external manufacturing, new product introduction, design automation, and procurement.

I’m originally from Munich and have lived in many countries around the world: Germany, Italy, Japan, The Philippines, Singapore, and the United States.

Throughout my career I have been building upon my global experience with operations, technology, and customers from roles at Texas Instruments, GLOBALFOUNDRIES, and Freescale.

In my work up until now, I have focused on time-to-revenue, partnering with the business units, and executing to our customer commitments.

Now, I’m looking forward to being part of this journey with NXP, while knowing that with our products and solutions, we impact the day-to-day life for millions of people across the globe.

I’m very excited to be part of this milestone in our company, and I know we can do great things together.

Thank you.

Tom Deitrich

General Manager Digital Networking

Hello, my name is Tom Deitrich and I lead the Digital Networking Business.

For the past 8 years I’ve been with Freescale and I have had the opportunity to work with several of our businesses. Prior to Freescale, I was with GE from the United States, Ericsson from Sweden, Sony from Japan, and Flextronics from Singapore.

Our world is becoming smarter and more connected every day. As we look towards Day 1 of the new combined company, Digital Networking stands ready to add a dynamic dimension to the portfolio, efficiently processing the world’s data traffic – from the connected automobile to the secure microcontroller based edge nodes — we are excited to do our part.

During my 20 year career, I have been part of numerous mergers, acquisitions and joint ventures. Each one is unique and exciting, but what I have found to be common among all of them is that success lies in transparency, consistency of action, and perhaps, most of all, effort.

I encourage everyone to take the extra step to help a colleague, spend the extra time to explain how a system or a process works and I know that the effort will pay off. Effort matters, and it will create a stronger company for all of us. Thanks.

Paul Hart

RF Power

Hello, I’m Paul Hart, and I will be joining the NXP Management Team – leading the RF Power business.

I started my career with Freescale 15 years ago, working first in R&D and then applications. This background has focused my priorities in two main areas.

The first is driving innovation to build product differentiation and create opportunities for new market expansion. The second is our customers. I feel that applying innovation to address our customers’ concerns is the best path to ensuring consistent business success.

When I think about this merger, I am extremely excited by the potential of leveraging technology and innovation. The future of innovation is bright and this merger of two great technology leaders – NXP and Freescale – will propel us to even greater successes together!

Guido Dierick

EVP General Counsel

Hello, I’m Guido Dierick, the General Counsel, I’m responsible for Legal and IP.

We have a small, but strong team and the main reason that we can be effective is that we focus.

We spend our time on the biggest issues and opportunities and we just accept that we can’t address all of them, and that’s how we free up time for the real big issues.

We will have access to a large source of innovative answers to technical and challenging questions and of course protected by an immense patent portfolio.

Doors have opened for us as a company, open much wider than we could have hoped, and under the proposed merger NXP will have access to a greatly expanded portfolio of products and IP.

And this is all just ahead of us. I’m incredibly excited to be part of it.

Peter Kelly

EVP Chief Financial Officer

Hi, I’m Peter Kelly, NXP’s Chief Financial Officer. As such, I am responsible for all the financial aspects within NXP, including our actuals, forecast, internal and external reporting, treasury, tax and corporate strategy.

I’ve lived all over the world, I have a dual nationality – British and American — and I was integral to both the architecture and negotiation of the deal.

And I think the merger is not only a game changer for the industry, but it completely changes the landscape of the semiconductors’ base.

Not only are we now the fourth largest semiconductor player, we are also the semiconductor player with the largest growth opportunity in front of us.

So I think we have not only the opportunity to solidify our position over the next few years, but to significantly strengthen it.

I just think this is a fantastic opportunity for us all and I look forward to working with you.

Frans Scheper

EVP & General Manager Standard Products

I’m Frans Scheper, I’m in NXP responsible for the Standard Product business.

Standard Products is about a $1.2 billion business in the company. We are selling everything, from discretes, to logic, to power devices, to bi-polar discretes, everything which I would say is a discrete component.

Why I think the next step is great, working together with Freescale and becoming one big company, is because there are so many new customers and new industries that will become available for us.

This opportunity is a once in a lifetime opportunity and I think we can make a big step forward.

Also, from the regional perspective I see many chances. The presence in the U.S. will really help us, that’s normally the area where we are a little bit less represented and we can work really great together. Our presence in Europe and China is very big, so all together it makes a lot of sense.

And also, for Standard Products, as an entity, this will give a good opportunity to grow even further.

I think the technologies, regional presence and the knowledge in applications of Freescale will give us a lot of added value.

I really look forward to work together on that one and I think we can become together a really great company.

Rudy Stroh

EVP & General Manager Security & Connectivity

Hi, I’m Rudy Stroh, responsible for the Business Unit Security & Connectivity.

I’ve been with NXP for the last six years and before that I worked for Siemens, I worked for Infineon, run a few start-ups in Silicon Valley and Europe, then joined Agere Systems on the East-Coast, which we merged later on with LSI on the West-Coast, which finally brought me back to San Jose, because that’s where I lived for the last 20 years.

But look at the proposed merger of Freescale and NXP, I’m really, really excited about the opportunities that we can see on the horizon there.

You know, whether it is the microcontroller portfolio, combined with our security, with the connectivity and a lot of other competences and people and technologies. I think it’s a fantastic chance for us to continue to lead in Secure Connections for a Smarter World.

There is so much that goes through our brains that we easily get carried away in the future opportunity. However, we all have gained, both companies have gained, a lot of credibility and trust with customers and with suppliers and also with investors that we do what we said we will do. So let’s continue to be focused on meeting and exceeding our commitments and our plans.

We can’t miss a beat, because it will allow us to have a jump-start after Day One if we deliver on our commitments.

So, I want to encourage everybody to really help us to make this the most successful merger in the company, by delivering on what we have committed in our plans.

Once we get to Day One, I just can’t wait to work with everybody and go and unlock the full potential of this combined entity and achieve a true leadership position in Security & Connectivity, so to say, the Secure Connections for a Smarter World.

Kurt Sievers

EVP & General Manager Automotive

I’m Kurt Sievers. I’ve been privileged to lead the Automotive Business of NXP Semiconductor for the past five plus years.

Quite an exciting time where, with teams across boundaries, across functions, we’ve transformed this business from something a bit sluggish in the beginning to what is today the most profitable automotive semiconductor business in the world and we have outgrown the industry for the past couple of years. And I’m really, really proud and thrilled by that.

Now, looking into the future, look into our proposed merger. What a unique opportunity coming up!

The industry we are operating in is going to change in the next five years much more than is has probably changed in the past 30 to 40 years. And that change is going to be all around connected cars, wonderfully connected cars, which will be safer and which will be so much more convenient as part of the Internet of Things.

And we together are going to lead this, we are going to be the number one automotive semiconductor company in the world, which has the best starting point, the best possible position to drive, lead and benefit from that change.

I invite you all, deep from my heart, to join me, to help me, to support me, to lead with all of your personal experiences, all of your backgrounds, all of your creativity, to build something which I know is going to be unique.

We are going to be the one leader in this industry and by connecting all of your brains and all of your experiences into this, we will be unstoppable and unbeatable. Really, really looking forward to that.

Thank you very much in advance for joining me on this exciting journey. Thank you.

Steve Owen

EVP Sales & Marketing

Hi, my name is Steve Owen, EVP Sales NXP Semiconductors.

I’ve been in the company around 17 years now. The last ten years I’ve worked in the Security Business, which involves selling chips to passport manufacturers, ID cards, transit companies, as well as many, many new spaces. And this is why it’s really interesting that we have this merger taking place at this time.

The exciting change that we are going to see, as we merge the two companies, is that the IOT space – smart home, connected car, cloud services — is going to need more and more security. So with the products from Freescale, the smart machines that you have, along with the security and connectivity products that NXP has, we have the perfect scenario for exciting our customers in developing many of these new markets together. So I am really excited to be able to connect with you on that topic.

In the next six months, however, it’s really important that we get very, very close to all our customers, both old and new, excite our customers about what’s happening, so that they’re helping us design the future together.

And the one thing we are going to make sure is that we build the strongest team in the industry and really go kick it out there. So I’m looking forward to meeting you, very, very soon. Thanks.

Questions and Answers

Q:	What process was used to select Rick Clemmer’s direct reports in the combined entity?

A:	NXP CEO Rick Clemmer personally managed the selection process, including consultation with Gregg Lowe and various management members of both companies.

Q:	Were members of Freescale’s Senior Leadership Team (SLT) or NXP’s Management Team (MT) who were not named considered for those roles?

A:	Yes.

Q:	What will Rick Clemmer’s direct reports in the combined entity be doing between now and the close of the merger as individual leaders or as a team?

A:	Until then, the current leaders of each organization will continue leading their teams and will closely work together to do the planning of the integration that will involve a lot of cooperation from both sides.

Q:	In what way will Rick Clemmer’s direct reports for the combined entity engage with Freescale/NXP prior to the close of the merger?

A:	We plan to have an informal Q&A session with each team in the coming weeks. In addition, Rick’s direct reports will be engaged in the selection process of their new teams in the combined company and take a direct leadership role in the integration process for their BU/ Function while working very closely with their counterpart. Outside of that, the new leadership team will remain in their current roles and functions, operating as two separate companies until the merger is complete.

Q:	How should employees engage with the new NXP leadership team members between now and the close of the merger?

A:	There will be many opportunities in upcoming meetings, Townhalls and communications to discuss or ask questions to these leaders.

Q:	When will NXP CEO Rick Clemmer host another Townhall with Freescale employees?

A:	We will be hosting multiple meetings, Townhalls and roundtables with key executives including Rick Clemmer in the coming months up to the proposed merger date.

Q:	When will the new NXP leadership team name their direct staff?

A:	We plan to announce their staff members in the coming months.

Q:	What does this announcement mean for Freescale’s and NXP’s global finance, human resources, security, sales and marketing organizations and our law department?

A:	The new business unit and functional structures for the combined company are in development and will be announced as soon as possible.

1

Q:	What does this announcement mean for NXP’s Technology & Operations and Freescale’s Manufacturing Operations organization?

A:	As previously announced, there are no plans to change the manufacturing footprint of the combined company. As head of Technology & Operations, David Reed will work with Rick Clemmer, Sean Hunkler and other members of both management teams to determine the organizational structure, which will be shared as soon as possible.

Q:	What actions / steps will take place between now and the close of the merger?

A:	April 2015

•	Identify integration work streams and assign teams and team leads

•	Understand “as is” structures, processes and systems at NXP and Freescale

•	Draft expectations for Day 1 of operations as one combined entity

May 2015

•	Begin the design phase of the merger process to prepare for a successful Day 1

•	Begin determining optimal business process solutions and IT systems between NXP and Freescale

Summer 2015

•	Special shareholders meetings for Freescale and NXP; expect final decision from Freescale and NXP shareholders on merger

Second Half of 2015

•	Finalize merger with combined entities and begin operating as one company

Q:	Will we be exiting or combining any Freescale or NXP facilities / sites as part of the merger?

A:	None of these decisions have been made at this time. There are work streams for every major component of the integration in place with leaders from each company that are working through these details. These workstream leads will propose plans such as combination of facilities and other key items to the Integration Steering Committee (SteerCo) for approval.

Q:	What feedback have we received from customers and partners about the Freescale-NXP merger?

A:	Customers and partners have voiced multiple benefits on the proposed merger. The most pronounced feedback has been excitement about the added product breadth of the proposed combined entity.

2

Q:	What is being announced to Freescale and NXP customers about the new NXP leadership team?

A:	Freescale and NXP sales leaders and relationship owners will address the announcement directly with key customers.

Q:	Who has been announced as Rick Clemmer’s direct reports in the combined entity?

A:	The leadership team will be comprised of the following:

•	Chief Financial Officer - Peter Kelly

•	Security & Connectivity Business Unit - Rudy Stroh

•	Automotive Business Unit - Kurt Sievers

•	Digital Networking Business Unit - Tom Deitrich

•	Standard Products Business Unit - Frans Scheper

•	RF Power Business Unit - Paul Hart

•	Chief Sales & Marketing Officer - Steve Owen

•	Head of Technology & Operations - David Reed

•	Chief Human Resource Officer - Dennis Shuler

•	General Counsel - Guido Dierick

Q:	When will Rick’s direct reports be officially in place?

A:	The new leadership team will be in place on “Day 1” – the first day of operations as one company.

Q:	Does the announcement of Rick Clemmer’s direct reports in the combined entity change the rules of engagement?

A:	Absolutely not. Until the proposed merger closes, we will continue to operate as two separate companies, and the current rules of engagement remain unchanged. Customers should not communicate any FSL / NXP NDA or company confidential information to NXP / FSL representatives respectively until Day 1 when we are one company.

Q:	When the merger closes, what will happen to the Freescale SLT members and NXP MT members who were not named?

A:	We will address this once the merger closes. Until then, the existing Freescale SLT members and existing NXP MT members are supporting their teams and driving results.

Q:	Where do Freescale’s Analog & Sensors, Automotive MCU and Microcontrollers product groups fit in the NXP organizational structure?

A:	The Freescale Analog & Sensors and Automotive MCU product groups will report into the Automotive Business Unit led by Kurt Sievers. The Freescale Microcontroller product group will report into the Security & Connectivity Business Unit led by Rudy Stroh. These changes will take place once the proposed merger is complete. Kurt and Rudy are working with management from both companies including James Bates, Bob Conrad and Geoff Lees to design the structure of their respective business units. We will communicate this as soon as it is final.

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Q:	What does this announcement mean for Freescale and NXP’s Technology & Operations organization and Manufacturing Operations organization?

A:	As previously announced, there are no plans to change the manufacturing footprint of the combined company.

Q:	What does this announcement mean for Freescale and NXP’s global Finance, Human Resources, Security, Sales and Marketing organizations and our Law department?

A:	The new business unit and functional structures for the combined company are in development and will be announced as soon as possible.

Q:	Why are we announcing the new NXP leadership team members today?

A:	Openness and transparency are key, especially in events of this magnitude, and we want to provide as much clarity throughout the merger process as possible.

Q:	Who are the potential buyers of NXP’s RF business? What is the timeline for selling NXP’s RF business?

A:	Discussions are ongoing with significant levels of interest and details will be announced as soon as possible.

Q:	When is the merger expected to close?

A:	At the moment, we expect the merger date to close in the second half of 2015.

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CEO DIRECT REPORTS

RICK CLEMMER CEO				
RUDY STROH BUSINESS UNIT SECURITY & CONNECTIVITY	**KURT SIEVERS** BUSINESS UNIT AUTOMOTIVE	**TOM DEITRICH** BUSINESS UNIT DIGITAL NETWORKING	**FRANS SCHEPER** BUSINESS UNIT STANDARD PRODUCTS	**PAUL HART** BUSINESS UNIT RF POWER
PETER KELLY CHIEF FINANCIAL OFFICER FINANCE	**GUIDO DIERICK** GENERAL COUNSEL LEGAL	**DAVID REED** HEAD OF TECHNOLOGY / OPERATIONS TECHNOLOGY & OPERATIONS	**STEVE OWEN** CHIEF SALES & MARKETING OFFICER SALES & MARKETING	**DENNIS SHULER** CHIEF HUMAN RESOURCES OFFICER HUMAN RESOURCES

COMPANY CONFIDENTIAL – INTERNAL USE

NXP | SECURE CONNECTIONS FOR A SMARTER WORLD

RICK CLEMMERCEO COMPANY CONFIDENTIAL - INTERNAL USE PETER KELLYCHIEF FINANCIAL OFFICERFINANCE GUIDO DIERICKLEGAL COUNSELLEGAL DAVID REEDHEAD OF TECHNOLOGY / OPERATIONSTECHNOLOGY & OPERATIONS STEVE OWENHEAD OF SALES / MARKETINGSALES &MARKETING DENNIS SHULERCHIIEF HUMAN RESOURCES OFFICERHUMANRESOURCES RUDY STROHGENERAL MANAGER SECURITY &CONNECTIVITY KURT SIEVERSGENERAL MANAGERAUTOMOTIVE TOM DEITRICHGENERAL MANAGERDIGITALNETWORKING FRANS SCHEPERGENERAL MANAGERSTANDARDPRODUCTS PAUL HARTGENERAL MANAGERRF POWER CEO'S DIRECT REPORTS